May 13, 2008

Via EDGAR submission and U.S. mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Bob Carroll

Re:	Pioneer Natural Resources Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 21, 2008
File No. 001-13245

Dear Mr. Carroll:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to our 2007 Form 10-K and Definitive Proxy Statement, in the comment letter dated April 30, 2008 (the “Comment Letter”), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company (the “Company”).

Pioneer intends to respond to all of the comments raised in the Comment Letter no later than May 30, 2008, which will include a cover letter explaining the Company’s responses. We are requesting additional time in order to specifically address a number of the Definitive Proxy Statement comments with our Compensation Committee of the Board of Directors as they relate to prospective disclosure.

Pioneer acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions in connection with this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

Very truly yours,

/s/ Richard P. Dealy

Richard P. Dealy

Executive Vice President and

Chief Financial Officer